Filed pursuant to Rule 424(b)(3)

Registration No. 333-266465

PROSPECTUS SUPPLEMENT NO. 6

(to Prospectus dated August 8, 2022)

ProFrac Holding Corp.

Up to 1,545,575 shares of Class A common stock

This prospectus supplement supplements the prospectus dated August 8, 2022 (the “Prospectus”), which forms a part of our registration statement on Form S-1 (No. 333-266465). This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in our Current Report on Form 8-K filed with the Securities and Exchange Commission on January 6, 2023 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.

The Prospectus and this prospectus supplement relate to the resale by the selling stockholders identified in the Prospectus (the “Selling Stockholders”), or their permitted transferees, of up to 1,545,575 shares of Class A common stock of ProFrac Holding Corp., a Delaware corporation. We will not receive any of the proceeds from such sales of the shares of our Class A common stock by the Selling Stockholders.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Our Class A common stock and public warrants are listed on the Nasdaq Global Select Market under the symbols “ACDC” and “ACDCW.” The last reported sales price of our Class A common stock and public warrants on the Nasdaq Global Select Market on January 6, 2023 was $22.38 per share and $0.0332 per warrant, respectively.

Investing in our Class A common stock involves risks. See “Risk Factors” beginning on page 36 of the Prospectus to read about factors you should consider before buying shares of our Class A common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is January 6, 2023.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): December 30, 2022

ProFrac Holding Corp.

(Exact name of registrant as specified in its charter)

Delaware	001-41388	87-2424964
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

333 Shops Boulevard, Suite 301 Willow Park, Texas	76087
(Address of principal executive offices)	(Zip Code)

(254) 776-3722

(Registrant’s telephone number, including area code)

Not Appliable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of exchange on which registered
Class A common stock, par value $0.01 per share	ACDC	The Nasdaq Global Select Market
Warrants, each 124.777 warrants exercisable for one share of Class A common stock at an exercise price of $717.47 per share	ACDCW	The Nasdaq Global Select Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01	Entry into a Material Definitive Agreement.

Third Amendment to the Term Loan Credit Facility

Reference is made to that certain Term Loan Credit Agreement, dated as of March 4, 2022, by and among ProFrac Holdings II, LLC, as borrower (“ProFrac II LLC”), ProFrac Holdings, LLC, as a guarantor (“ProFrac Holdings”), the lenders and other guarantors party thereto, and Piper Sandler Finance LLC, as the agent and collateral agent for the lenders (as amended by the First Amendment to Term Loan Credit Agreement, dated as of July 25, 2022, and the Second Amendment, Consent and Limited Waiver to Term Loan Credit Agreement, dated as of November 1, 2022, the “Term Loan Agreement”). On December 30, 2022, the parties to the Term Loan Agreement entered into the Third Amendment, Consent and Limited Waiver to Term Loan Credit Agreement (the “Third Term Loan Amendment” and the Term Loan Agreement, as amended by the Third Term Loan Amendment, the “Amended Term Loan Agreement”). Capitalized terms used and not otherwise defined in this summary of the Third Term Loan Amendment have the meanings provided in the Amended Term Loan Agreement.

Pursuant to the Third Term Loan Amendment, the Required Lenders consented, in each case, subject to the terms and conditions set forth therein, to: (i) allow ProFrac II LLC to request Delayed Draw Term B Loans in an aggregate principal amount of up to $150.0 million, (ii) the consummation of the previously disclosed acquisition of each of Producers Service Holdings LLC (“Producers”) and REV Energy Holdings, LLC (“REV”) by ProFrac II LLC, (iii) the incurrence of the REV Energy Acquisition Seller Debt and the liens securing the same, and (iv) certain other amendments to the Term Loan Agreement provided for therein.

On January 4, 2023, certain of the existing and certain new term lenders under the Amended Term Loan Agreement funded ProFrac II LLC’s request for $80.0 million of Delayed Draw Term B Loans (the “Term B Loan Delayed Draw”). After giving effect to the Term B Loan Delayed Draw, there was approximately $599.2 million outstanding under the Amended Term Loan Agreement. Under the Amended Term Loan Agreement, subject to the terms and conditions set forth therein and after giving effect to the Term B Loan Delayed Draw, ProFrac II LLC may, prior to December 31, 2023, request up to an additional $70.0 million of Delayed Draw Term B Loans. As of the date of this report, there are no commitments by any lenders to provide any such additional Delayed Draw Term B Loans.

The foregoing description of the Third Term Loan Amendment does not purport to be complete and is qualified in its entirety by reference to the full text of the Third Term Loan Amendment, a copy of which is attached as Exhibit 10.1 to this Current Report on Form 8-K and is incorporated herein by reference.

Third Amendment to the ABL Credit Facility

Reference is made to that certain asset-based revolving Credit Agreement, dated as of March 4, 2022, by and among ProFrac II LLC, as borrower, ProFrac Holdings, as a guarantor, the lenders, letter of credit issuers, and other guarantors party thereto, and JPMorgan Chase Bank, N.A., as the agent, the collateral agent and the swingline lender (as amended by the First Amendment to Credit Agreement, dated as of July 25, 2022, and the Second Amendment to Credit Agreement, dated as of November 1, 2022, the “ABL Credit Facility”). On December 30, 2022, the parties to the ABL Credit Facility entered into the Third Amendment to the ABL Credit Facility (the “Third ABL Amendment” and the ABL Credit Facility, as amended by the Third ABL Amendment, the “Amended Credit Facility”). Capitalized terms used and not otherwise defined in this summary of the Third ABL Amendment have the meanings provided in the Amended Credit Facility.

Pursuant to the Third ABL Amendment, the Agent and the Lenders consented, in each case, subject to the terms and conditions set forth therein, to: (i) the consummation of the acquisition of each of Producers and REV by ProFrac II LLC, (ii) the incurrence of the REV Energy Seller Financing Debt and the liens securing the same, and (iii) certain other amendments to the ABL Credit Facility provided for therein.

The foregoing description of the Third ABL Amendment does not purport to be complete and is qualified in its entirety by reference to the full text of the Third ABL Amendment, a copy of which is attached as Exhibit 10.2 to this Current Report on Form 8-K and is incorporated herein by reference.

Item 2.03	Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

The information set forth in Item 1.01 to this Current Report on Form 8-K regarding the Third Term Loan Amendment and the Term B Loan Delayed Draw is incorporated herein by reference.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description

10.1	Third Amendment, Consent and Limited Waiver to Term Loan Credit Agreement, dated as of December 30, 2022, by and among ProFrac Holdings II, LLC, ProFrac Holdings, LLC, the guarantors party thereto, the lenders party thereto, and Piper Sandler Finance LLC, as the agent and collateral agent for the lenders.

10.2	Third Amendment to Credit Agreement, dated as of December 30, 2022, by and among ProFrac Holdings II, LLC, ProFrac Holdings, LLC, the guarantors party thereto, the lenders party thereto, and JPMorgan Chase Bank, N.A., as the agent and collateral agent for the lenders.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

PROFRAC HOLDING CORP.

By:	/s/ Lance Turner
Name:	Lance Turner
Title:	Chief Financial Officer

Date: January 6, 2023